                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934(1)


                           Game Financial Corporation
                                (Name of Issuer)

                     Common Stock Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                   3646P 10 7
                                 (CUSIP Number)


                                Peter Novak, Esq.
                                    Viad Corp
        1850 North Central Ave. Phoenix Arizona 85077 Phone: 602-207-5913
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 24, 1997
             (Date of Event which Requires Filing of this Statement)







      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 3646P 10 7                   13D                     Page 2 of 8 Pages

--------------------------------------------------------------------------------

      1        NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                            Viad Corp                  361169950

--------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------

      3        SEC USE ONLY

--------------------------------------------------------------------------------

      4        SOURCE OF FUNDS*                             WC, OO

--------------------------------------------------------------------------------

      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                   [ ]

--------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION         Delaware

--------------------------------------------------------------------------------

  NUMBER OF       7    SOLE VOTING POWER           2,753,290
    SHARES
               -----------------------------------------------------------------
 BENEFICIALLY
   OWNED BY       8    SHARED VOTING POWER             -0-

               -----------------------------------------------------------------
     EACH
  REPORTING       9    SOLE DISPOSITIVE POWER              1,500,000

               -----------------------------------------------------------------
 PERSON WITH
                 10    SHARED DISPOSITIVE POWER             -0-

--------------------------------------------------------------------------------

      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               4,253,290

--------------------------------------------------------------------------------

      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*
                   [ ]

--------------------------------------------------------------------------------

      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         70.6%*
                   [*Assumes that Issuer issues an additional 1,500,000 shares as would be required if Viad exercises the Option. See
                   Item 5.]

--------------------------------------------------------------------------------

      14       TYPE OF REPORTING PERSON*                                    CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 3646P 10 7                   13D                     Page 3 of 8 Pages

--------------------------------------------------------------------------------

      1        NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                            Game Acquisition Corp.

--------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------

      3        SEC USE ONLY

--------------------------------------------------------------------------------

      4        SOURCE OF FUNDS*                                       WC, OO

--------------------------------------------------------------------------------

      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                      [ ]

--------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION                 Minnesota

--------------------------------------------------------------------------------

  NUMBER OF       7    SOLE VOTING POWER               -0-
    SHARES

               -----------------------------------------------------------------
 BENEFICIALLY
   OWNED BY       8    SHARED VOTING POWER               -0-

               -----------------------------------------------------------------
     EACH
  REPORTING       9    SOLE DISPOSITIVE POWER              -0-

               -----------------------------------------------------------------
 PERSON WITH
                 10    SHARED DISPOSITIVE POWER              -0-

--------------------------------------------------------------------------------

      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                               4,253,290

--------------------------------------------------------------------------------

      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*
                   [ ]

--------------------------------------------------------------------------------

      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         70.6%*
                   [*Assumes that Issuer issues an additional 1,500,000 shares as would be required if Viad exercises the Option. See
                   Item 5.]

--------------------------------------------------------------------------------

      14       TYPE OF REPORTING PERSON*                                    CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

      The class of equity securities to which this statement on Schedule 13D relates is the Common Stock, par value $.01 per share ("Securities") of Game Financial Corporation (the "Issuer"), a Minnesota corporation, with principal offices located at 13705 First Avenue North, Minneapolis, Minnesota 55441.

ITEM 2. IDENTITY AND BACKGROUND

      This statement is being jointly filed pursuant to Rule 13d-1(f) by Viad Corp, a Delaware corporation ("Viad") and Game Acquisition Corp., a Minnesota corporation and a wholly-owned subsidiary of Viad (Viad and Game Acquisition Corp. are sometimes collectively referred to herein as the "Reporting Persons").

      Viad's principal business address is 1850 North Central Avenue, Phoenix, Arizona 85077. Viad is comprised of operating companies and a division which constitute a diversified services business. Viad's services are classified into three principal business segments, namely (1) Airline Catering and Services, provided through companies such as Dobbs International Services, Inc. (airline catering) and Aircraft Service International Group, Inc. (airplane fueling and ground-handling), (2) Convention Services, provided through companies such as GES Exposition Services, Inc. and Exhibitgroup/Giltspur, (3) Travel and Leisure and Payment Services, provided through companies such as Travelers Express Company, Inc., Restaura, Inc. (contract foodservices), Greyhound Leisure Services, Inc. (airport and cruise ship duty-free businesses), and Brewster Transport Company Limited, Jetsave, Inc. and Crystal Holidays, Ltd. (travel services).

      Game Acquisition Corp. is a wholly-owned subsidiary of Viad, and has been formed for the purpose of acquiring Issuer pursuant to the merger described in
Item 4, below.

      During the past five years, neither Viad nor Game Acquisition Corp. has been party to a criminal proceeding, nor has either been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      For information required by instruction C to Schedule 13D with respect to the executive officers and directors of Viad, Game Acquisition Corp. and other related persons, reference is made to Schedule I annexed hereto and incorporated herein by reference.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Under the terms of a Stock Option Agreement (as defined in Item 6), Issuer granted Viad an irrevocable option (the "Option") to acquire one million five hundred thousand (1,500,000) shares of Issuer's Securities (the "Option Shares") at the price of $10.00 per share. In the event Viad elects to purchase the Option Shares, Viad will obtain the funds from its own working capital.

ITEM 4. PURPOSE OF TRANSACTION

      On September 24, 1997, Viad and Game Acquisition Corp. entered into a series of agreements (the "Agreements") with Issuer and certain holders of Issuer's Common Stock, including Gary A. Dachis ("Dachis"), a significant shareholder of Issuer, Bruce A. Dachis, as Trustee under the Marnie J. Dachis Irrevocable Trust, dated as of December 28, 1993, and Bruce A. Dachis, as Trustee under the Louis A. Dachis Irrevocable Trust, dated as of December 28, 1993 (collectively, the "Trusts"). The ultimate purpose of the Agreements is to effect a merger (the "Merger") of Game Acquisition Corp. with and into Issuer. Following the Merger, Issuer will be the surviving corporation, and the separate existence of Game Acquisition Corp. will cease. Issuer will then become a wholly-owned subsidiary of Travelers Express Company, Inc., a subsidiary of Viad.

      In the Merger, each share of Issuer's Securities issued and outstanding immediately prior to the Effective Time (as defined in the Agreement and Plan of Merger dated as of September 24, 1997 by and among Viad Corp, Game Acquisition Corp. and Issuer (the "Merger Agreement") will be converted into the right to receive that number of validly issued, fully paid and nonassessable shares of common stock, $1.50 par value, of Viad equal to $10.75 per share divided by the Viad Price as defined in and subject to adjustment as provided by the Merger Agreement. The Viad

Price will be calculated by averaging the closing prices of Viad's common stock on the New York Stock Exchange during the 30 consecutive trading days ending on the fourth trading day prior to the Closing Date of the Merger.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      Issuer reported 4,520,622 shares outstanding as of August 1, 1997. If Viad exercises the Option, Issuer will be required to issue an additional 1,500,000 shares and would then have a total of 6,020,622 shares outstanding.

      (a) Pursuant to the Irrevocable Proxy Agreements (as defined in Item 6), Viad is deemed the direct beneficial owner of 2,753,290 shares of the Issuer's Securities by virtue of its authority to vote such number of shares in favor of the Merger. Pursuant to the Stock Option Agreement (as defined in Item 6), Viad is deemed the indirect beneficial owner of an additional 1,500,000 shares of the Issuer's Securities by virtue of the Option. Cumulatively, Viad is deemed to have direct or indirect beneficial ownership of 4,253,290 shares of the Issuer's Securities, representing 70.6 percent of Issuer's outstanding Securities as reported as of August 1, 1997 (assuming Viad exercises the Option). By nature of the relationship between Viad and Game Acquisition Corp. and by virtue of the Merger Agreement, Game Acquisition Corp. may be deemed to share indirect beneficial ownership of the shares owned by Viad. In addition to the Securities owned by Viad as described above, it is a condition to the Closing of the Merger that certain other Significant Shareholders (as defined in the Merger Agreement) (who hold less than 1 % of the issued and outstanding shares of Game Common Stock on September 24, 1997) execute Irrevocable Proxy Agreements in a form substantially similar to that executed by the Trusts.

      (b) If Viad exercises the Option, Viad will have sole power to direct the vote and direct the disposition of the 1,500,000 shares of Issuer's Securities acquired under the Option. Viad has sole power to vote with respect to the Merger the 2,753,290 shares of Issuer's Securities acquired under the Irrevocable Proxy Agreements described herein. By virtue of the relationship between Viad and Game Acquisition Corp. and by virtue of the Merger Agreement, Game Acquisition Corp. may be deemed to share the indirect power to vote and direct the disposition of the shares held by Viad.

      (c) Except as set forth herein, the Reporting Persons have effected no transactions in the shares of Issuer during the past 60 days.

      (d) None.

      (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      As of September 24, 1997, Viad, Game Acquisition Corp., and Issuer entered into the Merger Agreement, under the terms of which Game Acquisition Corp. will be merged into Issuer and thereafter the separate existence of Game Acquisition Corp. will cease and the Issuer will be a wholly-owned subsidiary of Viad. The foregoing summary of the Merger Agreement is qualified in its entirety by reference to Exhibit 99.1, which is hereby incorporated by reference.

      As of September 24, 1997, Viad, Game Acquisition Corp. and Dachis, solely in his capacity as a shareholder and not in his capacity as an officer or director of Issuer, entered into a Selling Shareholder's Agreement (the "Selling Shareholder's Agreement"), under the terms of which Dachis made certain representations and warranties to Viad and Game Acquisition Corp. The foregoing summary of the Selling Shareholder's Agreement is qualified in its entirety by reference to Exhibit 99.2, which is hereby incorporated by reference.

      As of September 24, 1997, Viad and Issuer entered into a Stock Option Agreement (the "Stock Option Agreement"), under the terms of which Issuer granted Viad the option to purchase one million five hundred thousand (1,500,000) shares of Issuer's common stock. The foregoing summary of the Stock Option Agreement is qualified in its entirety by reference to Exhibit 99.3, which is hereby incorporated by reference.

      As of September 24, 1997, Viad, Dachis and the Trusts entered into Irrevocable Proxy Agreements (the "Irrevocable Proxy Agreements"), under the terms of which Dachis and Trusts granted to Viad, or Viad's nominee, an irrevocable proxy to vote all shares of Issuer's Securities which Dachis or the Trusts would otherwise be entitled to vote in favor of the Merger. It is a condition to the Closing of the Merger that certain other Significant Shareholders (as defined in the Merger Agreement) (who hold less than 1 % of the issued and outstanding shares of Game Common Stock on September 24, 1997) execute Irrevocable Proxy Agreements in a form substantially similar to that executed by the Trusts. The foregoing summary of the Irrevocable Proxy Agreements is qualified in its entirety by reference to Exhibits 99.4 and 99.5, which are hereby incorporated by reference.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      The following materials are filed as Exhibits to this Schedule 13D:

      Exhibit 99.1 Agreement and Plan of Merger dated as of September 24, 1997 by and among Viad Corp, Game Acquisition Corp. and Game Financial Corporation.

      Exhibit 99.2 Selling Shareholder's Agreement dated as of September 24, 1997 by and between Viad Corp and Gary A. Dachis.

      Exhibit 99.3 Stock Option Agreement dated as of September 24, 1997 by and between Viad Corp and Game Financial Corporation.

      Exhibit 99.4 Irrevocable Proxy Agreement dated as of September 24, 1997 by and between Viad Corp and Gary A. Dachis.

      Exhibit 99.5 Irrevocable Proxy Agreement dated as of September 24, 1997 by and between Viad Corp and the Trusts.

      Exhibit 99.6   Joint Filing Agreement.



                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    VIAD CORP




                                    By:_________________________________________


                                    Its:________________________________________


                                                   Date:________________________

                                    GAME ACQUISITION CORP.



                                    By:_________________________________________


                                    Its:________________________________________


                                                   Date:________________________

                                   Schedule I
 Information With Respect to Executive Officers and Directors of the Reporting Persons

      The following sets forth as to each of the executive officers and directors of Viad and Game Acquisition Corp. the following information: Name; Business Address; and Present Principal Occupation or Employment; and the Name, Principal Business and Address of any corporation or other organization in which such employment is conducted. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws. Each of the person identified below is a citizen of the United States.

EXECUTIVE OFFICERS OF VIAD

      Unless otherwise specified, Present Principal Employer of each of the Executive Officers of Viad is the Viad Corp, and the Business Address of each Executive Officer is 1850 North Central Avenue, Phoenix, Arizona, 85077.

        NAME                                   OFFICE
--------------------------------------------------------------------------------
Robert H. Bohannon      Chairman of the Board, President and Chief Executive
                        Officer of Viad
--------------------------------------------------------------------------------
L. Gene Lemon           Vice President of Administration of Viad
--------------------------------------------------------------------------------
Ronald G. Nelson        Vice President-Finance and Treasurer of Viad
--------------------------------------------------------------------------------
Peter J. Novak          Vice President and General Counsel of Viad
--------------------------------------------------------------------------------
Scott E. Sayre          Secretary and Associate General Counsel of Viad
--------------------------------------------------------------------------------
Richard C. Stephan      Vice President and Controller of Viad
--------------------------------------------------------------------------------
Charles J. Corsentino   President and Chief Executive Officer of
                        Exhibitgroup/Giltspur, a division of Viad, 200 North
                        Gary Avenue, Roselle, IL 60172
--------------------------------------------------------------------------------
Frederick J. Martin     President and Chief Executive Officer of Dobbs
                        International Services, Inc. a subsidiary of Viad, 5100
                        Poplar Avenue, Memphis, TN 38137
--------------------------------------------------------------------------------
Philip W. Milne         President and Chief Executive Officer of Travelers
                        Express Company, Inc., a subsidiary of Viad, 1550 Utica
                        Avenue South, St. Louis Park, MN 55416
--------------------------------------------------------------------------------
Paul B. Mullen          President and Chief Executive Officer of GES Exposition,
                        a subsidiary of Viad, P.O. Box 98790, Las Vegas, NV
                        89193
--------------------------------------------------------------------------------


DIRECTORS OF VIAD

--------------------------------------------------------------------------------
        NAME          RESIDENCE OR BUSINESS    PRESENT PRINCIPAL OCCUPATION OR
                             ADDRESS                      EMPLOYMENT
--------------------------------------------------------------------------------
Judith K. Hofer      426 Washington St.       President and Chief Executive
                     Boston, MA  02108        Officer of Filene's, a retail
                                              department store division of The
                                              May Department Stores Company
--------------------------------------------------------------------------------
Jack F. Reichert     1 N. Field Court         Chairman of the Board, Retired,
                     Lake Forest, IL          and a director of Brunswick
                     60045-4811               Corporation; Trustee, Carroll
                                              College
--------------------------------------------------------------------------------
Jess Hay             P.O. Box 239             Chairman, Texas Foundation for
                     Dallas, TX 75221-0239    Higher Education; Chairman of the
                                              Board of HCB Enterprises, Inc.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
        NAME          RESIDENCE OR BUSINESS    PRESENT PRINCIPAL OCCUPATION OR
                             ADDRESS                      EMPLOYMENT
--------------------------------------------------------------------------------
Linda Johnson Rice   820 S. Michigan Avenue   President and Chief Operating
                     Chicago, IL  60605       Officer of Johnson Publishing
                                              Company, Inc.
--------------------------------------------------------------------------------
Timothy R. Wallace   2525 Stemmons Freeway    President and Chief Operating
                     Dallas, TX  75207        Officer of Trinity Industries,
                                              Inc.
--------------------------------------------------------------------------------
Robert H. Bohannon   Viad Tower               Chairman of the Board, President
                     Phoenix, AZ  85077-2410  and Chief Executive Officer of
                                              Viad
--------------------------------------------------------------------------------
Douglas L. Rock      16740 Hardy Street       Chairman of the Board and Chief
                     Houston, TX  77032       Executive Officer of Smith
                                              International, Inc.
--------------------------------------------------------------------------------
John C. Tolleson     1601 Elm Street          Chairman, First USA Paymentech,
                     47th Floor               Inc.
                     Dallas, TX  75201
--------------------------------------------------------------------------------


EXECUTIVE OFFICERS OF GAME ACQUISITION CORP.

      Unless otherwise specified, Present Principal Employer of each of the Executive Officers is the Game Acquisition Corp., and the Business Address of each Executive Officer is 1550 Utica Ave. S., St. Louis Park, Minnesota 55416.

--------------------------------------------------------------------------------
        NAME                                   OFFICE
--------------------------------------------------------------------------------
Philip W. Milne       President and Chief Executive Officer of Game Acquisition
                      Corp.
--------------------------------------------------------------------------------
Carol L. Lenhart      Vice President and Treasurer of Game Acquisition Corp.
--------------------------------------------------------------------------------
Ronald G. Nelson      Vice President and Assistant Treasurer of Game Acquisition
                      Corp.
--------------------------------------------------------------------------------
Anthony P. Ryan       Vice President and Chief Financial Officer and Assistant
                      Treasurer of Game Acquisition Corp.
--------------------------------------------------------------------------------
Scott E. Sayre        Secretary of Game Acquisition Corp.
--------------------------------------------------------------------------------
Larry J. Allen        Assistant Treasurer of Game Acquisition Corp.
--------------------------------------------------------------------------------
Thomas J. Gottwalt    Assistant Treasurer of Game Acquisition Corp.
--------------------------------------------------------------------------------
Carol Kotek           Assistant Secretary of Game Acquisition Corp.
--------------------------------------------------------------------------------
Laura A. Lane         Assistant Secretary of Game Acquisition Corp.
--------------------------------------------------------------------------------
James M. Litherland   Assistant Secretary of Game Acquisition Corp.
--------------------------------------------------------------------------------



DIRECTORS OF GAME ACQUISITION CORP.

--------------------------------------------------------------------------------
        NAME          RESIDENCE OR BUSINESS    PRESENT PRINCIPAL OCCUPATION OR
                             ADDRESS                      EMPLOYMENT
--------------------------------------------------------------------------------
Robert H. Bohannon   Viad Tower               Chairman of the Board, President
                     Phoenix, AZ  85077-2410  and Chief Executive Officer of
                                              Viad
--------------------------------------------------------------------------------
Philip W. Milne      1550 Utica Ave. S.       President and Chief Executive
                     St. Louis Park, MN       Officer of Travelers Express
                     55416                    Company, Inc., a subsidiary of
                                              Viad
--------------------------------------------------------------------------------